CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 21, 2010

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 21, 2010 relating to the poll results of Annual General Meeting of the Company held on December 21, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 21, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 21 DECEMBER 2010
The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) is pleased to announce that all the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 21 December 2010 were voted by the shareholders of the Company (the “Shareholders”) by way of poll. The poll results in respect of all the resolutions at the AGM are as follows:-

Number of Votes (%)
Resolutions		For	Against
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2010.	630,875,021 (99.992329%)	48,400 (0.007671%)
2.	To declare a final dividend for the year ended 31 August 2010.	634,840,961 (99.993911%)	38,660 (0.006089%)
3.	(a) To re-elect Mr. Lee Hon Ying, John as a director of the Company.	634,568,001 (99.953184%)	297,220 (0.046816%)
	(b) To re-elect Mr. Peh Jefferson Tun Lu as a director of the Company.	634,509,941 (99.952225%)	303,280 (0.047775%)
	(c) To authorise the board of directors to fix the directors’ remuneration.	634,529,541 (99.963171%)	233,780 (0.036829%)
4.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.	634,685,881 (99.981012%)	120,540 (0.018988%)
5.	To amend the terms of the Options granted under the Share Option Scheme.	590,136,665 (94.822321%)	32,223,831 (5.177679%)

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Number of Votes (%)
Resolutions		For	Against
6.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.	600,875,697 (94.654058%)	33,936,704 (5.345942%)
7.	To grant a general mandate to the directors to repurchase shares of the Company.	634,697,101 (99.973245%)	169,860 (0.026755%)
8.	To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No.6 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No.7.	600,879,417 (94.652446%)	33,947,724 (5.347554%)
As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.
As at the date of the AGM, the total number of shares in issue of the Company was 768,410,429 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. As disclosed in the circular of the Company dated 17 November 2010, Mr. Yeung Chu Kwong, William, Mr. Lai Ni Quiaque and Dr. Tam Ming Chit and their respective associates, holding 2,306,000, 12,415,405 and nil shares of the Company (representing approximately 0.30%, 1.62% and 0% of the total number of shares in issue of the Company as at the date of AGM) respectively were required to abstain from voting in favour of the Resolution No.5 at the AGM. Saved as aforesaid, there was no other Shareholder who was entitled to attend and vote only against any of the resolutions at the AGM.
Computershare Hong Kong Investor Services Limited, the Company’s share registrar, was appointed as the scrutineer for the vote-taking at the AGM.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 21 December 2010
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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